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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-0160427~~ 8-44508

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 (MM/DD/YY) AND ENDING December 31, 2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Newport Group Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 International Parkway, Suite 270
(No. and Street)

Heathrow (City) FL (State) 32746 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa Sherrard 407-333-2905
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey and Pullen, LLP
(Name – *if individual, state last, first, middle name*)

800 North Magnolia Avenue, Suite 1700 (Address) Orlando (City) FL (State) 32803-3247 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/11

OATH OR AFFIRMATION

I, Teresa J. Sherrard, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Newport Group Securities, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUSAN A. MORRIS
Notary Public - State of Florida
My Commission Expires Sep 6, 2011
Commission # DD 681890

Teresa J. Sherrard
Signature

Secretary/Treasurer
Title

Susan A. Morris
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- N/A (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- N/A (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- N/A (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A (m) A copy of the SIPC Supplemental Report.
- N/A (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
Newport Group Securities, Inc.
Heathrow, Florida

We have audited the accompanying statement of financial condition of Newport Group Securities, Inc. (the Company) as of December 31, 2009, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Newport Group Securities, Inc. as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Orlando, Florida
February 24, 2010

McGladrey & Pullen, LLP is a member firm of RSM International,
an affiliation of separate and independent legal entities.

Newport Group Securities, Inc.

Statement of Financial Condition
December 31, 2009

Assets		
Cash	$	4,632,197
Receivables, net		3,341,360
Prepaid expenses		111,208
Note receivable		366,643
Marketable securities		39,838
Total assets	$	8,491,246
Liabilities and Stockholders' Equity		
Liabilities		
Accrued commissions	$	426,417
Other liabilities		992,691
Total liabilities		1,419,108
Stockholders' Equity		
Common stock, $1.00 par value, 2,000 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		11,067
Retained earnings		7,060,971
Total stockholders' equity		7,072,138
Total liabilities and stockholders' equity	$	8,491,246

See Notes to Financial Statements.

Newport Group Securities, Inc.

Statement of Income
Year Ended December 31, 2009

Revenues:	
Commission income	$ 13,479,023
Investment consulting income	5,161,099
Other	112,319
Unrealized loss on marketable securities	(9,829)
Total revenues	18,742,612
Expenses:	
Compensation	6,918,615
Commission expense	1,226,776
Investment consulting expense	949,563
Benefits and taxes	850,138
Travel and entertainment	385,254
Rent and occupancy costs	316,078
General and administrative	234,408
Technology	191,048
Telecommunications	96,665
Regulatory fees and expenses	92,534
Professional fees	71,843
Marketing, advertising and communications	50,142
Professional development	33,130
Other	14,530
Total expenses	11,430,724
Net income	$ 7,311,888

See Notes to Financial Statements.

Newport Group Securities, Inc.

Statement of Changes in Stockholders' Equity
Year Ended December 31, 2009

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Balance, December 31, 2008	$ 100	$ 11,067	$ 4,999,083	$ 5,010,250
Stockholder distributions, at $52,500 per share	-	-	(5,250,000)	(5,250,000)
Net income	-	-	7,311,888	7,311,888
Balance, December 31, 2009	**$ 100**	**$ 11,067**	**$ 7,060,971**	**$ 7,072,138**

See Notes to Financial Statements.

Newport Group Securities, Inc.

Statement of Cash Flows
Year Ended December 31, 2009

Cash Flows From Operating Activities		
Net income	$	7,311,888
Adjustments to reconcile net income to net cash provided by operating activities:		
Unrealized loss on marketable securities		9,829
Increase in receivables		(219,252)
Increase in prepaid expenses		(5,852)
Decrease in accrued commissions		(152,918)
Increase in other liabilities		199,311
Net cash provided by operating activities		7,143,006
Cash Flows From Investing Activities		
Net lending under note receivable		(265,308)
Cash Flows From Financing Activities		
Stockholder distributions		(5,250,000)
Net increase in cash		1,627,698
Cash:		
Beginning		3,004,499
Ending	$	4,632,197

See Notes to Financial Statements.

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business: Newport Group Securities, Inc. (the "Company") is a limited broker/dealer and registered investment advisor. The Company is registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. When acting as a limited broker/dealer, its marketing and sales activities are devoted primarily to variable life insurance and mutual funds used as funding vehicles within corporate sponsored employee benefit programs. As a registered investment advisor, the Company provides advice on similar investment strategies. The Company's target clients for these products and services are publicly held corporations, large private companies and certain high net worth individuals. The Company's marketing and sales activities are conducted on a nation-wide basis.

A summary of the Company's significant accounting policies follows:

Revenue recognition: Insurance product transactions (and related commission revenue and expenses, if applicable) are recorded when the underwriters notify the Company that related premiums were collected. Any adjustments to commissions which may result from cancellations or other adjustments are recorded in the period the underwriters notify the Company.

The Company recognizes revenue ratably over the contract period for investment consulting fees based upon a percentage of the assets under management or on a flat-fee basis as provided per contractual agreement.

Receivables: Receivables are primarily for commissions and investment consulting fees. Receivables are recorded at net realizable value. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. This allowance is reviewed periodically and adjusted for amounts deemed uncollectible by management. At December 31, 2009, in the opinion of management, a $91,117 allowance for doubtful accounts was deemed necessary.

Marketable securities: Marketable securities are carried at fair value, based on quoted market prices. Changes in the fair values of marketable securities are recognized in the statement of income.

Income taxes: The Company has elected to be treated as an "S" corporation for tax purposes and, accordingly, any liability for income taxes rests with the stockholders and not the Company.

The Company adopted accounting standards relating to accounting for uncertainty in income taxes for the year ended December 31, 2009. As a result of this adoption, management assessed whether there were any uncertain tax positions which may give rise to income tax liabilities and determined that there were no such matters requiring recognition in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and various states. With few exceptions, the Company is no longer subject to U.S. federal, state and local, or non-U.S. income tax examinations by tax authorities for years before 2006.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 2. Note Receivable

On December 23, 2008, the Company entered into a loan and security agreement with New England Financial and an individual, all unrelated parties. The Company agreed to extend to the individual advances up to the maximum principal amount of $510,000. The loan is collateralized by current and future commissions by the individual from the Company, New England Financial, or affiliates of either. New England Financial agrees to pay the commissions earned by the individual directly to the Company as it accrues for the repayment of advances and interest on the loan. Advances under the loan bear interest at the Applicable Federal Rate per annum which is adjusted monthly (0.69% at December 31, 2009). As of December 31, 2009, the note receivable has an outstanding balance of $366,643. Although the loan matured on December 31, 2009, the Company agreed to continue the loan until a new loan agreement is finalized.

Note 3. Marketable Securities

Marketable securities consist of common stock with a market value of $39,838 and a cost basis of $77,184. During 2009, unrealized losses included in the statement of income as unrealized loss on marketable securities amounted to $9,829.

Note 4. Other Liabilities

Other liabilities consisted of the following as of December 31, 2009:

Accrued expenses	$	398,644
Accrued investment consulting expense		315,069
Due to The Newport Group, Inc. (a related party)		182,109
Other		96,869
	$	992,691

Note 5. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009, the Company had net capital, as defined, of $3,673,185, which is $3,578,578 in excess of its required net capital of $94,607. At December 31, 2009, the ratio of aggregate indebtedness to net capital was .39 to 1.

The Company is exempt from Rule 15c3-3 under paragraph (k)(1) of the rule as transactions of the Company are limited to the sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account.

The Company has no liabilities which are subordinated to the claims of general creditors.

Note 6. Related-Party Transactions

On December 1, 2003, the Company entered into an expense sharing arrangement with The Newport Group, Inc. ("Newport Group"). Newport Group is owned by the stockholders of the Company. Under the expense sharing arrangement Newport Group permits the Company to market and distribute its products and services from Newport Group's facilities used in conjunction with Newport Group's business, subject to reimbursement of the expenses associated with such use. Such expenses include but are not limited to: rent, office supplies, telephone, postage, facsimile and copying equipment, travel and entertainment, dues, and subscriptions. Newport Group will provide the Company with professional support services as it may require to conduct and administer its operations including but not limited to: executive, administrative, accounting, clerical, legal, and sales services; and act as paymaster to those personnel employed by Newport Group and providing services to the Company. The term of this agreement is one year and is renewable for successive one-year terms unless terminated by either party upon written notice. During 2009, the Company incurred $9,028,416 in expenses related to its cost sharing agreement with Newport Group. These expenses are included in various expense items in the accompanying statement of income. As of December 31, 2009, other liabilities includes $182,109 due to Newport Group related to the cost sharing agreement.

As of December 31, 2009, receivables include $574,837 due from Newport Retirement Services, Inc. for investment consulting fees billed and collected on behalf of the Company as part of bundled services of investment consulting provided by the Company and benefit plan administration provided by Newport Retirement Services, Inc. Newport Retirement Services, Inc. is owned by the stockholders of the Company.

Note 7. Contingencies

The Company has entered into agreements with certain underwriters of major life insurance contracts whereby the termination of the insurance and annuity-based variable products by the customers, for any reason other than maturity of the contracts, will result in commission chargeback expense to the Company. The amount of any chargeback would be determined based upon a decreasing percentage and the last contract year completed by the customer over a two to twelve-year period depending upon the individual life insurance carrier. The Company is not aware of any existing chargeback's and based on prior experience has not provided for any chargeback accrual.

Note 8. Subsequent Events

On January 26, 2010, a capital distribution of $2,500,000 was declared by the Board of Directors and distributed to the stockholders of the Company on February 1, 2010.

The Company has evaluated subsequent events through February 24, 2010, the date the financial statements were issued.

Schedule I – Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2009

Net Capital		
Stockholders' equity, per statement of financial condition	$	7,072,138
Less non-allowable assets:		
Cash – CRD and other deposits		183
Receivables net of accrued commissions of $426,417		2,914,943
Prepaid expenses		111,208
Note receivable		366,643
Haircuts on securities		5,976
Net capital	$	3,673,185
Aggregate Indebtedness		
Accrued commissions	$	426,417
Other liabilities		992,691
Total aggregate indebtedness	$	1,419,108
Computation of Basic Net Capital Requirements		
Minimum dollar net capital required (6 2/3% of aggregate indebtedness)	$	94,607
Excess net capital	$	3,578,578
Ratio of aggregate indebtedness to net capital		0.39 to 1

There were no material differences between the computation of net capital under Rule 15c3-1 included in the unaudited FOCUS report Part II A and the audited computation of net capital. No reconciliation is required.

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report on the Internal Control

To the Board of Directors
Newport Group Securities, Inc.
Heathrow, Florida

In planning and performing our audit of the financial statements of Newport Group Securities, Inc. (the Company) as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

McGladrey & Pullen, LLP is a member firm of RSM International,
an affiliation of separate and independent legal entities.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Orlando, Florida
February 24, 2010

McGladrey & Pullen
Certified Public Accountants

Newport Group Securities, Inc.

Financial Report
December 31, 2009

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